

Mail Stop 3030

February 19, 2009

Mr. Anthony W. Boor
Chief Financial Officer
Brightpoint, Inc.
2601 Metropolis Parkway
Suite 210
Plainfield, IN 46168

> **Re: Brightpoint, Inc.**
> **Form 10-K for year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 8-K dated February 3, 2009**
> **Filed February 9, 2009**
> **File No. 001-12845**

Dear Mr. Boor:

We have reviewed your letter dated February 18, 2009 and have the following additional comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated February 3, 2009

1.   We note that you present non-GAAP measures in the form of a non-GAAP
        statement of operations. This format may be confusing to investors as it reflects
        numerous non-GAAP line items and subtotals which have not been individually
        described to investors. It is not clear whether or how management uses each of
        these non-GAAP measures and they may be shown here as a result of the
        presentation format. Under Instruction 2 of Item 2.02 of Form 8-K when
        furnishing information under the Item you must provide all of the disclosures
        required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ
        Regarding the Use of Non-GAAP Financial Measures, including a reconciliation
        to the directly comparable GAAP measure for *each* non-GAAP measure
        presented with explanation why you believe *each* measure provides useful
        information to investors.

        •   Please remove the non-GAAP statements of operations from all future
            earnings releases and instead provide only those non-GAAP measures used by
            management that you wish to highlight for investors, with the appropriate
            reconciliations and disclosures.

        •   Please note that in the event that your Form 8-K is incorporated by reference
            into a 1933 Act registration statement, we may have additional questions
            relating to the appropriateness of this information being included in a
            document filed with, and not just furnished to, the Commission. At that time,
            we may request an amendment to the Form 8-K.

2.   We see that in the fourth quarter of 2008 you recorded a significant impairment
        charge for goodwill primarily related to the Dangaard acquisition. We also see
        that your balance sheet includes significant amortizing intangible assets, most of
        which appears to be assigned to customer relationships recorded in the purchase
        allocation for the Dangaard acquisition. Please tell us and in future filings clarify
        why you believe the intangible assets are recoverable in light of the significant
        goodwill impairment. In that regard, you in-part attribute the impairment to cash
        flow forecasts. Tell us how these cash flow forecasts were considered in your
        evaluation of the intangible assets. Refer to SFAS 144.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact me at (202) 551-3605 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant